DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Robert H. Bergdolt robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2200

March 1, 2010

Via Courier and EDGAR

Erin E. Martin, Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, DC 20549

Re:	Phillips Edison - ARC Shopping Center REIT Inc.
Registration Statement on Form S-11 Filed January 13, 2010
File No. 333-164313

Dear Ms. Martin:

On behalf of our client, Phillips Edison – ARC Shopping Center REIT Inc. (“we,” “us” or the “Company”), and pursuant to applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, please find the attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 1 to the above-referenced Registration Statement on Form S-11 (“Amendment No. 1”).

Amendment No. 1 includes revisions in response to the comment letter from the staff of the Commission’s Division of Corporation Finance (the “Staff”) to Jeffrey S. Edison of the Company dated February 12, 2010 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four clean copies of Amendment No. 1 along with four additional copies marked to indicate the location of changes from the Company’s initial filing on Form S-11 on January 13, 2010, together with copies of this response letter as filed with the Commission. The page numbers included in our responses refer to the clean, unmarked version of Amendment No. 1 as filed on EDGAR.

Erin H. Martin, Esq.

Securities and Exchange Commission

March 1, 2010

General

1.	Please provide us with copies of all graphics, maps, photographs and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response:      Prior to first use, we will provide the Staff with supplemental copies of any additional graphics, maps, photographs, and related captions or other artwork that we intend to use in the prospectus.

2.	Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5.

Response:      Pursuant to Item 19 of Industry Guide 5, we will provide the Staff with any promotional materials and sales literature, including those materials to be used only by broker-dealers, prior to first use. We have not yet prepared such materials, but we will provide these materials when they are available.

3.	We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Response:      We intend to conduct our operations so that neither we nor any of our subsidiaries will be required to register as an investment company under the Investment Company Act. Under the relevant provisions of Section 3(a)(1) of the Investment Company Act, we will not be deemed to be an “investment company” if:

•

we are not engaged primarily, nor hold ourselves out as being engaged primarily, nor propose to engage primarily, in the business of investing, reinvesting or trading in securities (the “Primarily Engaged Test”); and

•	we are not engaged and do not propose to engage in the business of investing, reinvesting, owning, holding or trading in securities and do not own or propose to acquire

Erin H. Martin, Esq.

Securities and Exchange Commission

March 1, 2010

“investment securities” having a value exceeding 40% of the value of our total assets on an unconsolidated basis (the “40% Test”). “Investment securities” excludes U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) (relating to private investment companies).

We believe that we and Phillips Edison – ARC Shopping Center Operating Partnership, L.P., our operating partnership (the “Operating Partnership”) will be able to satisfy both tests above. With respect to the 40% Test, we expect that most of the entities through which we and our Operating Partnership own our assets will be majority-owned subsidiaries that are not themselves investment companies and are not relying on the exceptions from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) (relating to private investment companies).

With respect to the Primarily Engaged Test, we and our Operating Partnership are holding companies and do not intend to invest or trade in securities ourselves. Rather, through the majority-owned subsidiaries of our Operating Partnership, we and our Operating Partnership will be primarily engaged in the non-investment company businesses of these subsidiaries. Although the SEC staff has issued little guidance with respect to the Primarily Engaged Test, we are not aware of any court decisions or SEC staff interpretations finding a holding company that satisfies the 40% Test to nevertheless be an investment company under the Primarily Engaged Test.

We expect that a substantial majority of the subsidiaries of our Operating Partnership will similarly satisfy both tests above as these subsidiaries will own real property rather than securities. Those subsidiaries that may purchase real estate related loans or securities will be able to rely on (i) Section 3(c)(5)(C) of the Investment Company Act for an exception from the definition of an investment company or (ii) the exceptions for private investment companies pursuant to Section 3(c)(1) and Section 3(c)(7) of the Investment Company Act. The SEC staff’s position on Section 3(c)(5)(C) generally requires that an issuer maintain at least 55% of its assets in “mortgages and other liens on and interests in real estate” (“Qualifying Assets”); at least 80% of its assets in Qualifying Assets plus real estate-related assets (“Real Estate-Related Assets”); and no more than 20% of the value of its assets in other than Qualifying Assets and Real Estate-Related Assets.

If we raise the maximum offering amount, we expect real estate related loans or securities to comprise less than 10% of our portfolio. Even if we raise substantially less than the maximum offering amount, we expect real estate related loans and securities to constitute no more than a third of our portfolio. Therefore, the value of the subsidiaries of our Operating Partnership that must rely on Section 3(c)(1) or Section 3(c)(7) should never be greater than 40% of the value of the assets of our Operating Partnership.

Erin H. Martin, Esq.

Securities and Exchange Commission

March 1, 2010

4.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your proposed share redemption program and for determining the availability of any exemption under Rule 13e-4 and Regulation 14E. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.

Response:      We understand that we are responsible for analyzing the applicability of the tender offer rules and the availability of any exemption. We have considered applicable SEC Division of Corporation Finance no-action letters. Based upon an analysis of Rule 13e-4 and Regulation 14E, the no-action letters cited above and the terms of our plan, we believe that our plan is consistent with the relief granted by the Staff in the above-referenced no-action letters.

5.	We note that you may conduct the share redemption program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share redemption program. We urge you to consider all the elements of your share redemption program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

Response:      In the SEC’s no-action letter, Alston & Bird (dated October 22, 2007), the Staff granted relief to non-traded REITs that purchase shares of their common stock under an established share repurchase program while engaged in a distribution if certain conditions are met. We have considered the elements of our proposed share repurchase program and believe they are consistent with the class relief granted by the Division of Market Regulation, now referred to as the Division of Trading and Markets.

6.

Please provide us with copies the relevant portions of any study, report, book or chart that you cite or on which you rely. Please mark the materials to specifically identify the portions that support your disclosure. Confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement. We note the following

Erin H. Martin, Esq.

Securities and Exchange Commission

March 1, 2010

statements and/or charts:

•	“According to ICSC Research, the retail shopping center industry is comprised of over 100,000…,” page 83;

•	U.S. Shopping Center Ownership chart, page 83;

•	NCREIF Post Recession Returns: 5-Year Average chart, page 85;

•	Year-Over Year Retail Sales - Nov. 2009 chart, page 86; and

•	Retail GLA Deliveries chart, page 87.

Response:      We will supplementally provide to you the materials supporting the statements the Staff has identified. While some of the sources of those statements are available publicly, others are not. The sources of materials that are not publicly available have orally agreed to our use of those materials to prepare our registration statement. We are in the process of obtaining written consents from those sources. Prior to effectiveness, we will file all necessary consents or delete the relevant statements from the registration statement.

7.	We note that throughout the prospectus, you reference American Realty Capital New York Recovery REIT, Inc. as being a public, non-traded REIT sponsored by one of your co-sponsors. In your prior performance summary on page 150, you disclose that American Realty Capital New York Recovery REIT, Inc.’s registration statement for its initial public offering has not yet gone effective. Please revise throughout to clarify this fact and that it has not yet commenced operations in other sections of your prospectus.

Response:      We note the Staff’s comment and have updated our disclosure throughout the registration statement to clarify that American Realty Capital New York Recovery REIT, Inc. is in registration with the Commission and has not yet commenced operations.

8.	Please explain to us in your correspondence why you have chosen to have an advisor and sub-advisor as well as two co-sponsors.

Response:      We are sponsored by both Phillips Edison Limited Partnership (“PELP”) and ARC because of the expertise both bring to the effort to find and arrange the structuring of investment opportunities. ARC was chosen to have the primary advisory responsibility so that the parties can leverage ARC’s reputation and expertise in the market; this is PELP’s first publicly registered real estate investment vehicle, whereas ARC is currently sponsoring two other non-traded REITs. However, while both ARC and PELP have substantial real estate expertise, PELP has the specific expertise in the target assets in which we plan to invest. The arrangement between ARC and PELP provides contractual protections for each, allows the

Erin H. Martin, Esq.

Securities and Exchange Commission

March 1, 2010

advisor, which is controlled by ARC, and sub-advisor, which is controlled by PELP, to establish the relative economic and non-economic rights and responsibilities of the parties and focuses each sponsor on its specific areas of real estate expertise. While the parties elected not to form a formal joint venture, the relationship closely mirrors that of a joint venture. However, the parties felt that it was unnecessary to establish a separate legal entity and to bear the costs associated with having to file partnership tax returns.

Cover Page of Prospectus

9.	Information that is not required by Item 501 of Regulation S-K or is not key to an investment decision is more appropriate in the prospectus summary or the body of the prospectus. Please revise and limit the cover page to one page, as required by Item 501.

Response:      In response to the Staff’s comment, we have revised the cover page to one page.

10.	Please disclose on the cover page of the prospectus the date that the offering will terminate. See Item 501(b)(8)(iii) of Regulation S-K.

Response:      In response to the Staff’s comment, we have revised the cover page to state the offering termination date.

11.	We note that there are some restrictions on the transferability of your common stock. Please include a statement on the cover page that discloses this to investors and include a cross-reference to the page in the prospectus where a discussion of the restriction appears. Refer to Item 1(b) of Form S-11 for guidance.

Response:      We have revised the cover page to disclose that our shares are subject to transfer restrictions related to our REIT qualification. We also included a cross reference to “Description of Shares—Restriction on Ownership of Shares” beginning on page 190.

Prospectus Summary, page 1

12.	We note your summary contains a lengthy description of your market opportunity and competitive strengths. Further, we note that very similar disclosure appears later in your prospectus. The summary should not include a lengthy description of the company’s business and business strategy. This detailed information is better suited for the body of the prospectus. Please revise to substantially reduce the amount of disclosure in this section, See Item 503(a) of Regulation S-K.

Erin H. Martin, Esq.

Securities and Exchange Commission

March 1, 2010

Response:      We appreciate the Staff’s comment and have reduced the length of the Prospectus Summary section.

What are your fees that you will pay to the advisor, its affiliates, the dealer manager and your directors?, page 14

13.	We note that you will reimburse your advisors the expenses incurred in connection with its provision of services, including personnel costs. Please revise to clarify whether you will reimburse your advisors salaries and other employment expenses. Furthermore, please clarify how you will determine the/personnel costs subject to reimbursement.

Response:      We have revised our Summary and Compensation Table disclosure to confirm that personnel costs are allocated to programs for reimbursement based on the percentage of time devoted by personnel to each program, except that the Company does not reimburse for the personnel costs of acquisition, financing and disposition personnel. Further, we have clarified our disclosure to note that our reimbursable personnel costs include salary and benefits.

14.	We note that you have disclosed acquisition fees on a leveraged basis, assuming 50% leverage. Please revise to disclose leverage assuming the maximum allowed under your charter, which appears to be 75% of the aggregate cost of your assets. This comment also applies to the compensation table beginning on page 106 and footnote (3) to the use of proceeds table on page 80.

Response:      We have revised our disclosure to reflect acquisition fees assuming 75% leverage on pages 12, 19, 74 and 102.

What steps will you take to make sure you purchase environmentally compliant properties?, page 20

15.	Please disclose the plain English meaning of a “Phase I environmental assessment.”

Response:      We have provide a plain English meaning of “Phase I environmental assessment” at its initial usage in the registration statement, which is now on page 53.

Risk Factors, page 31

16.

We note that you include bulleted lists of factors or events in your risk factors, To the extent that any of the factors or events contained in the bulleted lists presents a material risk to your business, operations or financial condition,

Erin H. Martin, Esq.

Securities and Exchange Commission

March 1, 2010

please include a separate risk factor subheading and discussion about it. For example only, we note the following risk factors:

•	“Continue disruptions in the financial markets and challenging economic conditions…,” page 34;

•	“Our sponsors and their respective affiliates, including all our executive officers…,” page 38;

•	“Economic and regulatory changes that impact the real estate market generally may decrease…,” page 48; and

•	“Our joint venture partners could take actions that decrease the value of an investment…,” page 55.

Response:      Based on Rule 421(d)(2)(iv) of Regulation C and the Commission’s plain English writing principles, each of which specifically encourages registrants to “bullet lists for complex material, whenever possible,” we respectfully submit that the current bullet list format of related information properly presents these risks in an easy-to-read format for potential investors.

If we pay distributions from other funds, page 37

17.	Please briefly disclose on the cover page and in the summary the risk that distributions may be paid from any source, including offering proceeds.

Response:      We respectfully direct the Staff’s attention to the bulleted list of risks on the cover page and to the bulleted list of our summary risk factors on page 5 where we have disclosed that distributions may be paid from any source, including offering proceeds.

Management, page 88

Board of Directors, page 88

18.	Please update your disclosure prior to effectiveness to disclose your four independent directors. Please also indicate if any of these persons serves as a director of, or has an ownership interest in, another real estate investment program that is sponsored by your advisors.

Response:      Prior to seeking effectiveness, we will revise our disclosure to identify our four independent directors and indicate any relationships they may have with other Phillips Edison- or ARC-sponsored programs.

Erin H. Martin, Esq.

Securities and Exchange Commission

March 1, 2010

Committees of the Board of Directors, page 89

19.	Please revise your disclosure to indicate whether one of the audit committee members will qualify as an “audit committee financial expert” or explain why you have determined not to include a “financial expert” on the audit committee.

Response:      In response to the Staff’s comment, we have revised the disclosure to indicate that a director serving on the audit committee will qualify as a “financial expert.” Prior to seeking effectiveness, we will revise our disclosure to identify that director.

The Advisory Agreement, page 94

20.	Please disclose when the advisory agreement with ARC Advisor became effective.

Response:      We have added disclosure on page 90 indicating that the amended and restated advisory agreement became effective on March 1, 2010.

21.	We note your statement on page 95 that either party may terminate the advisory agreement without penalty upon 60 days’ written notice. Please revise to clarify what you mean by “without penalty.”

Response:      We have revised the disclosure to explain that by “without penalty,” we mean that we can terminate the advisor without having to compensate the advisor for income lost as a result of the termination of the agreement. In response the Staff’s comment, we have also revised the disclosure to note that the advisory agreement does contain a provision to eliminate the possibility that the advisor could be terminated as a way to avoid having to pay the Subordinated Share of Cash Flows. In connection with this provision, and as explained in the registration statement, if the Company’s assets had appreciated sufficiently in value such that a liquidation at the time of termination would have entitled the advisor to the Subordination Share of Cash Flows, assuming the assets had been sold at that time, then the Company must pay an amount equivalent to such fee at the time of termination, or at the election of the advisor, a fee calculated based on the value of the assets at a later date in connection with our listing on a national securities exchange or other liquidity event.

22.	We note that this section discusses the subordinated termination fees that your advisor could receive if the agreement is terminated. Please provide examples of the calculations of these termination fees.

Response:      As explained in the prospectus, if the Company’s assets had appreciated

Erin H. Martin, Esq.

Securities and Exchange Commission

March 1, 2010

sufficiently in value such that a liquidation at the time of termination would have entitled the advisor to the Subordination Share of Cash Flows, then the Company must pay an amount equivalent to such fee at the time of termination. Alternatively, the Company must pay an amount equal to the real estate commission that would have been payable had the advisor actually sold the properties if such amount is greater than the amount referenced in the prior sentence. The advisory agreement further provides that the advisor has the right to elect to defer receipt of the termination fee until a liquidity event.

Per the Staff’s request, we are providing the following examples of how the subordinated performance fee would be calculated. In each of the following four examples, we have made some assumptions to simplify the example. We are providing two examples of the calculation of the performance fee assuming there is no deferral and two examples of the calculation assuming there is a deferral of receipt of the fee until a listing, merger or other liquidity event. In each scenario (current receipt and deferral), we provide one example assuming that the distributions were below the Stockholders’ 7% Return and one example assuming that the distributions were above the Stockholders’ 7% Return.

All examples have the following assumptions in common:

•	Gross proceeds raised in the offering: $750,000,000;

•	There were no share redemptions;

•	The assumption that all proceeds were raised on day 1, which we assume to be January 1, 2010;

•	The fair value of assets on the date of termination is $1,350,000,000;

•	The debt encumbering those assets on the date of termination is $325,000,000;

•	The fair value, as of the liquidity event, of the assets owned as of the termination date is $1,475,000,000;

•	The debt, as of the liquidity event, encumbering the assets owned as of the termination date is $312,500,000;

•	The termination date is January 1, 2017, or 7 years from the date the proceeds were raised;

•	The liquidity event is January 1, 2019, or 9 years from the date the proceeds were raised;

•	The Stockholders’ 7% Return as of the termination date would be $367,500,000 and as of the liquidity event would be $472,500,000;

Erin H. Martin, Esq.

Securities and Exchange Commission

March 1, 2010

•	The deemed commission of 3% of the fair value on the date of termination would equal $40,500,000;

•	A six percent non-compounded annual return to investors as of the termination date would be $315,000,000 and as of the liquidity event would be $405,000,000; and

•	An eight percent non-compounded annual return to investors as of the termination date would be $420,000,000 and as of the liquidity event would be $540,000,000.

Scenario 1 – Payment of fee at termination; Stockholders have received a 6% non-compounded annual return:

Using the formula provided in footnote 9 of the Compensation Table, the total fee would equal $40,500,000, calculated as follows:

The greater of (15% * ((FV + TD) – (TC + TR))) or DC where

FV = the fair value of assets on termination date less debt on those assets

TD = total distributions actually paid

TC = total capital raised

TR = Stockholders 7% return

DC = deemed commission payable of 3% payable on asset values as of the termination date

Substituting actual figures yields the following:

The greater of (15% * (($1,025,000,000 + $315,000,000) – ($750,000,000 + $367,500,000))) or $40,500,000

The greater of (15% * (($1,340,000,000) – ($1,117,500,000))) or $40,500,000

The greater of (15% * ($222,500,000)) or $40,500,000

The greater of $33,375,000 or $40,500,000

$40,500,000

Scenario 2 – Payment of fee at termination; Stockholders have received an 8% non-compounded annual return:

Using the formula provided in footnote 9 of the Compensation Table, the total fee would equal 49,125,000, calculated as follows:

Erin H. Martin, Esq.

Securities and Exchange Commission

March 1, 2010

The greater of (15% * ((FV + TD) – (TC + TR))) or DC

The greater of (15% * (($1,025,000,000 + $420,000,000) – ($750,000,000 + $367,500,000))) or $40,500,000

The greater of (15% * (($1,445,000,000) – ($1,117,500,000))) or $40,500,000

The greater of (15% * ($327,500,000)) or $40,500,000

The greater of $49,125,000 or $40,500,000

$49,125,000

Scenario 3 – Payment of fee at liquidity event; Stockholders have received a 6% non-compounded annual return:

Using the formula provided in footnote 9 of the Compensation Table, the total fee would equal $51,750,000, calculated as follows:

The greater of (15% * ((FVL + TDL) – (TC + TRL))) or DC where

FVL = the fair value, as of the liquidity event, of assets held on the termination date less debt, as of the liquidity event, on those assets

TDL = total distributions actually paid through the liquidity event

TC = total capital raised

TRL = Stockholders 7% return calculated as of the liquidity event

DC = deemed commission payable of 3% payable on asset values as of the termination date

Substituting actual figures yields the following:

The greater of (15% * (($1,162,500,000 + $405,000,000) – ($750,000,000 + $472,500,000))) or $40,500,000

The greater of (15% * (($1,567,500,000) – ($1,222,500,000))) or $40,500,000

The greater of (15% * ($345,000,000)) or $40,500,000

The greater of $51,750,000 or $40,500,000

$51,750,000

Scenario 4 – Payment of fee at liquidity event; Stockholders have received an 8% non-compounded annual return:

Using the formula provided in footnote 9 of the Compensation Table, the total fee would equal $72,000,000, calculated as follows:

The greater of (15% * ((FVL + TDL) – (TC + TRL))) or DC

The greater of (15% * (($1,162,500,000 + $540,000,000) – ($750,000,000 + $472,500,000))) or $40,500,000

The greater of (15% * (($1,702,500,000) – ($1,222,500,000))) or $40,500,000

The greater of (15% * ($480,000,000)) or $40,500,000

The greater of $72,000,000 or $40,500,000

$72,000,000

Erin H. Martin, Esq.

Securities and Exchange Commission

March 1, 2010

The Sub-advisor, page 96

23.	Please indicate when you plan to execute the sub-advisory agreement and confirm that you will file the agreement as a material contract to your registration statement.

Response:      The sub-advisory agreement has been executed. The sub-advisory agreement is an agreement between the advisor and sub-advisor and we are not a party to it. We have disclosed the role and relationship of the sub-advisor to the advisor in the registration statement. In addition, from our perspective, the advisor remains ultimately responsible for all obligations under the advisory agreement regardless of whether it has delegated them to the sub-advisor pursuant to the terms of the sub-advisory agreement. We also note that the Staff has not required similar agreements to be filed in other recent offerings, including offerings by CNL Mcaquarie Global Growth Trust, Inc., Macquarie CNL Global Global Income Trust, Inc. (not yet effective), CB Richard Ellis Realty Trust and KBS Legacy Partners Apartment REIT, Inc. For these reasons, we do not believe that the sub-advisory agreement must be filed as an exhibit to the registration statement.

Our Sponsors, page 98

24.	Please disclose the names of the individuals who are your sponsors in this section.

Response:      Because of their affiliations with our advisor and sub-advisor, we consider Nicholas S. Schorsch and William M. Kahane, and Michael C. Phillips and Jeffrey S. Edison, respectively, to be our individual co-sponsors. We have clarified our disclosure on pages 6-7 and 93 to note this.

Compensation Table, page 106

Development Fee, page 108

25.	We note your disclosure that, if you engage an affiliate of one of your sponsors to provide development services, you will pay a fee that is usual and customary. Please revise the “Conflicts of Interest” section on page 116 to discuss whether such transactions and fees will be approved by a majority of your independent directors or your conflicts committee.

Response:      In response to the Staff’s comment, we have revised our disclosure on page 119 to

Erin H. Martin, Esq.

Securities and Exchange Commission

March 1, 2010

state that the conflicts committee will be responsible for reviewing and approving transactions with affiliates of our sponsors, including affiliates that provide development services to the Company.

Stock Ownership, page 115

26.	In a footnote to the table, please disclose the natural persons that have voting or dispositive control of the shares held by Phillips Edison & Company SubAdvisor LLC.

Response:      As requested by the Staff, we have added a footnote describing the voting and dispositive control of the shares held by Phillips Edison & Company SubAdvisor.

Conflicts of Interest, page 116

27.	As noted above, the initial public offering of American Realty Capital New York Recovery REIT, Inc. has not yet commenced. Therefore, please discuss in more detail the conflict of interest presented to the dealer manager of both offerings, Realty Capital Securities, with respect to its underwriting obligations to both offerings, which may occur simultaneously.

Response:      We advise the Staff that we do not believe that any conflict of interest will be presented to the dealer manager, Realty Capital Securities, LLC, with respect to its obligations to both Phillips Edison – ARC Shopping Center REIT, Inc. and American Realty Capital New York Recovery REIT, Inc. in their offerings under the respective dealer manager agreements with such issuers. Realty Capital Securities, LLC primarily expects to provide wholesaling services in its capacity as dealer manager (with very limited sales at the retail level, if any) in connection with the distribution of shares offered pursuant to both offerings. As a wholesale broker-dealer, the dealer manager will act as a wholesale distributor to retail broker-dealers that, in turn, will interact directly with their individual investor customers. The dealer manager’s sales groups are not compensated differently for the shares they sell regardless of which offering and will be instructed to not demonstrate a preference for one offering over the other. Further, each of the REITs referred to above offers a distinct investment strategy, and the ultimate decision to invest will be made by the individual investor customers of said retail broker-dealers based on the potential investor’s investment objectives, risk tolerance and goals.

28.	Please revise your disclosure to address the conflict of interest that is presented when determining whether to pursue liquidation or listing, including a discussion of the benefits your advisors would receive by pursuing listing over liquidation.

Response:      Pursuant to the Staff’s request, we have revised the appropriate bullet point of our

Erin H. Martin, Esq.

Securities and Exchange Commission

March 1, 2010

conflict of interest disclosure on page 113 to address more specifically the conflict of interest presented that in assessing whether to list or liquidate, noting that a listing may make it more likely that we become self-managed, which has the potential to result in substantial compensation for the Company’s advisor.

Allocation of Investment Opportunities, page 117

29.	We note that your sponsors are also sponsors of other programs. Please disclose how many of the other programs are in direct competition with you.

Response:      Because the primary investment criteria of the other Phillips Edison- and ARC-sponsored programs differ from our investment criteria, we do not believe that we are in direct competition with those programs for investment opportunities. We have clarified our disclosure in that regard on page 111.

Allocation of Our Affiliates’ Time, page 118

30.	We note your disclosure that your executive officers are not required to devote all their time to your business. Please provide an estimate of the time that you expect your executive officers to devote to your business.

Response:      We believe that our executive officers will devote the time required to manage our business and expect that the amount of time a particular executive officer devotes to us will vary during the course of the year and depend on our business activities at a given time. Because we have not commenced operations, it is difficult to predict specific amounts of time an executive officer will devote to our Company. We believe that our President, Mr. Bessey, will devote a substantial majority of his time to us and that each of our Chief Executive Officer, Mr. Edison, and our Chief Financial Officer, Mr. Smith, may devote significantly less time to us. We have clarified our disclosure to reflect this discussion and our expectations.

Investment Objective and Criteria, page 128

Real Estate Properties, page 130

31.	Please explain what type of entity is considered a “big box retailer.”

Response:      We have included a definition of “big box retailer” as requested.

Erin H. Martin, Esq.

Securities and Exchange Commission

March 1, 2010

Acquisition Policies, page 131

32.	Please disclose the markets in which you will initially focus your acquisitions.

Response:      In response to the Staff’s comment, we have listed our initial target markets.

Borrowing Policies, page 135

33.	We note your borrowing policy that you expect that you will not borrow in excess of 50% of the value of your tangible assets, but that it could be as high as 65%. You also state, however, that you will not borrow in excess of 75% of the cost of all your assets. Please clarify your investment policy in this respect.

Response:      We note and appreciate the Staff’s comment. We have revised our disclosure under this caption to clarify our borrowing policies.

34.	Please clarify what would constitute substantial justification to borrow in excess of 75% of the cost of your tangible assets.

Response:      In response to the Staff’s comment, we have revised the disclosure in our “Investment Objectives and Criteria - Borrowing Policies” section to provide a few examples of when substantial justification could be found by the conflicts committee. For example, the committee could find substantial justification (i) if the value of our portfolio declined and new borrowings were necessary to repay existing obligations, (ii) to pay sufficient distributions to maintain our REIT status, or (iii) to buy a property where an exceptional acquisition opportunity presents itself and the terms of the debt and nature of the property are such that the debt does not materially increase the risk that we would become unable to meet our financial obligations as they became due.

Management’s Discussion and Analysis of Financial Conditions and Results of

Operations, page 141

General, page 141

35.	We note your disclosure on page 141 that if you sell the maximum offering amount, you intend to allocate approximately 10% of you portfolio to other real estate properties. Please revise your use of proceeds section to discuss how your allocation would change if you sell less than the maximum.

Erin H. Martin, Esq.

Securities and Exchange Commission

March 1, 2010

Response:      Based on the Staff’s comment, we have revised our disclosure on pages 123 and 136 to confirm that if we raise only the minimum offering amount or substantially less than our maximum offering and make an investment in a real estate-related asset during the early stages of our offering, our investments in real estate-related loans and securities could constitute a greater percentage of our portfolio.

Liquidity and Capital Resources, page 142

36.	Please clarify that you will be required to reimburse the sub-advisor the organization and offering expenses that have already been incurred.

Response:      In response to the Staff’s comment, we have revised our disclosure to clarify that we will be required to reimburse organization and offering expenses that have already been incurred.

37.	We note that you expect to look to third-party borrowings to fund distributions to pay dividends in anticipation of funds that you expect to receive in the future. To the extent that the relevant terms of such borrowings are known prior to the effectiveness of your offering, please provide such terms including amounts available to you, interest, maturity date, collateral requirements (if any), and any other material terms.

Response:      To the extent the terms of any financings are known to us prior to effectiveness, we will disclose the terms of those financing arrangements.

Critical Accounting Policies

Revenue Recognition, page 145

38.	Please tell us and disclose in your filing if you will record income related to your loans receivable using the effective interest rate method. Refer to ASC 310-20-35.

Response:      Pursuant to the Staff’s comment, we have revised our disclosure to convey that income from loans receivable will be recorded using the effective interest rate method.

Prior Performance Summary, page 148

39.	The first paragraph indicates that the disclosure represents the historical experience of “certain” real estate programs managed over the last ten years

Erin H. Martin, Esq.

Securities and Exchange Commission

March 1, 2010

by Messrs, Phillips, Edison, Schorsch and Kahane. Please revise to disclose all prior programs sponsored by your sponsors over the last ten years. Refer to Item 8.A of Industry Guide 5.

Response:      In response to the Staff’s comment, we have revised the first sentence to clarify that all real estate programs managed over the last ten years by Messrs. Phillips, Edison, Schorsch and Kahane are presented.

40.	Please disclose any adverse business developments or conditions with respect to the programs sponsored by Phillips Edison, Refer to Item 8.A.2 of Industry Guide 5.

Response:      Other than the adverse effects of the recent economic downturn generally felt across the retail industry, the private programs managed by Phillips Edison have operated without any major adverse business conditions or developments. We have clarified our disclosure in this regard on page 145.

Certain Material U.S. Federal Income Tax Considerations, page 161

41.	We note your statement that DLA Piper LLP (US) is expected to render an opinion that you are organized in conformity with the requirements for qualification and taxation as a REIT. Please revise your disclosure prior to effectiveness that counsel has rendered such opinion.

Response:      Prior to effectiveness, we will revise our tax opinion disclosure as requested.

Consolidated Financial Statements

Notes to Consolidated Balance Sheet

2. Summary of Significant Accounting Policies

Investments in Real Estate Loans, page F-7

42.	For loans that may not be impaired under the criteria in FASB ASC 310-10-35, please tell us and expand your disclosure as to whether you would evaluate these loans for a general reserve, and record an allowance for loan losses for such loans, with specific characteristics indicating probable loss. Refer to FASB ASC 450-20-25 and paragraphs 33 - 36 of FASB ASC 310-10-35.

Response:      Pursuant to the Staff’s comment, we have revised our disclosure to discuss our

Erin H. Martin, Esq.

Securities and Exchange Commission

March 1, 2010

policies for evaluating loans that may not be impaired and the establishment of reserves related to loans that are impaired.

Investment in Marketable Securities, page F-7

43.	Please tell us and expand your disclosure to detail how you would recognize an other-than-temporary impairment for securities in which a determination is made that a credit loss exists but you do not intend to sell the debt security and it is not more likely than not that you would be required to sell the debt security before the anticipated recovery of its remaining amortized cost basis, Refer to paragraph 34C of FASB ASC 320-10-35.

Response:      Pursuant to the Staff’s comment, we have revised our disclosure.

Appendix A - Prior Performance Tables, page A-l

Phillips Edison Tables

Table II - Compensation to Sponsor, page A-3

44.	Please revise this table in your next amendment to include a separate column disclosing the aggregate payments to Phillips Edison and its affiliates in the most recent 3 years from all programs that have not completed offerings within the past 3 years, as well as the number of these programs involved, or tell us why you believe this information is not required.

Response:      We have presented the information required for all programs that completed offerings within the last three years. Except as described below or as already shown in the table, all of Phillips Edison’s prior programs have completed their offerings and have not paid any compensation to the sponsor within the last three years. PELP is both a prior program and our sponsor. In the last three years, PELP or its wholly owned subsidiaries have paid fees to other wholly owned subsidiaries of PELP for services such as property management. These fees are eliminated under PELP’s consolidated financial statements, and therefore, because we believe it could be confusing to investors to show compensation paid by our sponsor to our sponsor, we have not included an additional column. We have clarified our narrative disclosure in Table II in this regard.

Table III - Operating Results of Prior Programs, page A-4

45.	In the table on page A-8, please disclose whether the net loss is on a GAAP basis.

Erin H. Martin, Esq.

Securities and Exchange Commission

March 1, 2010

Response:      The net loss shown on page A-8 in Table III is on a GAAP basis and we have clarified our disclosure in that regard.

Table V - Sales and Disposals of Properties, page A-10

46.	Please revise this table to include the presentation of information as outlined in Table V of Industry Guide 5.

Response:      In response to the Staff’s comment, we have revised the presentation of Table V consistent with Industry Guide 5.

American Realty Capital Tables

Table I - Experience in Raising and Investing Funds for Public Program Properties, page A-12

47.	Please disclose the months to invest 90% of amount available for investment in this table or advise.

Response:      We advise the Staff that this program is currently in the investment period and has not yet invested 90% of the amount offered. A footnote has been added to the table to clarify the program’s status.

Table II - Operating Results of Public Program Properties, page A-18

48.	American Realty Capital Trust Inc. is a public program, and thus, the information in the table should be presented on a GAAP basis. See Instruction 4 to Table III of Guide 5. Please revise accordingly.

Response:      We advise the Staff that the table has been revised to present information on a GAAP basis.

49.	We note that in this table, you have included the operating results of ARC Income Properties II, LLC in the consolidated operating results of American Realty Capital Trust, Inc. Please explain to us why you have included the operating results of ARC Income Properties II, LLC, which is a private program, in this table, particularly when you have also presented it separately in the Operating Results for Non-Public Program Properties table on page A-20.

Response:      We advise the Staff that the ARC Income Properties II, LLC program was a Regulation D offering of interest-bearing notes to accredited investors offered by American

Erin H. Martin, Esq.

Securities and Exchange Commission

March 1, 2010

Realty Capital Trust, Inc. in order to expand the Trust’s sources of capital. The structure of the program is such that it is required to be consolidated with the financial results of American Realty Capital Trust, Inc. in accordance with generally accepted accounting principles and therefore it is included in Table II financial information for American Realty Capital Trust, Inc. However, since it, on a standalone basis, is a privately funded program, we have also included it in information on private programs.

Table V - Sales or Disposals of Public Program Properties, page A-25

50.	Please revise the line items in the table to more closely track the line items identified in Table V of Industry Guide 5 or tell us why such disclosure is not appropriate.

Response:      We advise the Staff that the table has been revised to conform more closely to Table V of Industry Guide 5.

Appendix A-l: Prior Performance of American Financial Realty Trust, page A-26

Consolidated Statements of Cash Flows, page A-28

51.	We note that the cash flow totals do not appear to reconcile with the amounts in the cash flow statement that are in the company’s 10-K for the same periods. Also the cash flows in the financing activities section do not appear to be complete, Please revise or advise.

Response:      We advise the Staff that the statement of cash flows has been revised to conform to the presentation in American Financial Realty Trust’s Form 10-K.

Part II - Information Not Required In Prospectus, page II-1

Item 32. Sales to Special Parties, page II-1

52.	We note that certain people may purchase shares in this offering at a discounted price under the “friends and family” program. Please expand your disclosure to discuss how many shares will be offered at this price and include similar disclosure in your “Plan of Distribution” section.

Response:      In response to the Staff’s comment, we have revised our disclosure in Part II of the registration statement and in the Plan of Distribution section to disclose that we expect to raise up to approximately $50.0 million through the “friends and family” program, assuming we

Erin H. Martin, Esq.

Securities and Exchange Commission

March 1, 2010

sell the maximum number of shares in the offering.

Item 36. Financial Statements and Exhibits, page II-3

53.	We note that you have filed, or will file in an amendment, the “form” of many exhibits, such as your articles of amendment and restatement and property management agreement. Please file the actual exhibits or explain why you have only filed the forms of such exhibits.

Response:      Following industry practice, we intend to file forms of these agreements because they either have not yet been executed or in the case of the Articles of Amendment and Restatement have not yet been filed with the State of Maryland. After our registration statement is declared effective, but prior to consummation of this offering, the actual agreements will be executed and the Articles of Amendment and Restatement will be filed with the State of Maryland.

54.	Please file the legal and tax opinions with the next amendment or provide draft opinions for us to review. We must review the opinions before we declare the registration statement effective and we may have additional comments.

Response:      For your review, we have attached our draft legal and tax opinions as Exhibits A and B, respectively. Prior to effectiveness, we will file all necessary exhibits.

Signatures

55.	Please include the signature of your controller or principal accounting officer. Refer to Instruction 1 to Signatures on Form S-11 for guidance.

Response:      We have revised the signature page to include the signature of our principal accounting officer.

Erin H. Martin, Esq.

Securities and Exchange Commission

March 1, 2010

We greatly appreciate the Staff’s assistance in processing this filing. If you should have any questions about this letter or require any further information, please call Michael O’Sullivan at (919) 786-2009 or me at (919) 786-2002.

Very truly yours,

DLA Piper LLP (US)

/s/ Robert H. Bergdolt

Robert H. Bergdolt

Partner

cc:	Tom Kluck, SEC Legal Branch Chief
Mark Rakip, SEC Accounting Branch
Jennifer Monick, SEC Accounting Branch
Jeffrey S. Edison, Phillips Edison – ARC Shopping Center REIT Inc.

Exhibit A

DRAFT

__________, 2010

Board of Directors

Phillips Edison – ARC Shopping Center REIT Inc.

11501 Northlake Drive

Cincinnati, Ohio 45249

Re:	Registration Statement on Form S-11

Ladies and Gentlemen:

We serve as counsel to Phillips Edison – ARC Shopping Center REIT Inc., a Maryland corporation (the “Company”), in connection with the registration under the Securities Act of 1933, as amended (the “Act”), of the sale and issuance by the Company of up to 180,000,000 shares (the “Shares”) of common stock, $.01 par value per share, of the Company (“Common Stock”), pursuant to the Registration Statement on Form S-11 (No. 333-164313) (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”). This opinion is being provided at your request in connection with the filing of the Registration Statement.

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (collectively, the “Documents”):

1.        The Registration Statement and the related form of prospectus included therein in the form in which it was transmitted to the Commission under the Act;

2.        The Company’s Articles of Amendment and Restatement, as amended (the “Charter”) certified as of a recent date by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3.        The Amended and Restated Bylaws of the Company, certified as of the date hereof by the Secretary of the Company;

4.        Resolutions (the “Board Resolutions”) adopted by the Board of Directors of the Company (the “Board”), relating to the registration, sale and issuance of the Shares, certified as of the date hereof by the Secretary of the Company;

5.        A certificate of the SDAT as to the good standing of the Company, dated as of a recent date; and

6.        A certificate executed by [name], [title] of the Company, dated as of the date hereof.

In expressing the opinion set forth below, we have assumed the following:

1.        Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2.        Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3.        Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding.

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4.        All Documents submitted to us as originals are authentic. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all such Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All statements and information contained in the Documents are true and complete. There has been no oral or written modification or amendment to the Documents, or waiver of any provision of the Documents, by action or omission of the parties or otherwise.

5.        The final versions of all Documents reviewed by us in draft form will conform to such drafts in all respects material to the opinion expressed herein.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1.        The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2.        The Shares have been duly authorized and, upon delivery of the Shares in the manner contemplated by the Resolutions will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the substantive laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to compliance with the securities (or “blue sky”) laws of the State of Maryland. The opinions expressed herein are subject to the effect of judicial decisions that may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein under the heading “Legal Matters.” In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Act.

Very truly yours,

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Exhibit B

DLA Piper LLP (US) 203 North LaSalle Street, Suite 1900 Chicago, Illinois 60601-1293 T 312.368.4000 F 312.236.7516 W www.dlapiper.com

                                         , 2010

DRAFT

Board of Directors

Phillips Edison – ARC Shopping Center REIT Inc.

11501 Northlake Drive

Cincinnati, Ohio 45249

Re:	Tax Opinion for REIT Status and Registration Statement on Form S-11
Securities and Exchange Commission Registration No. 333-164313

Ladies and Gentlemen:

We have acted as counsel to Phillips Edison – ARC Shopping Center REIT Inc., a Maryland corporation (the “Company”), in connection with the filing of the above-referenced Registration Statement (the “Registration Statement”) with the Securities and Exchange Commission (“Commission”) relating to the proposed offering of up to 180,000,000 shares of common stock, $0.01 par value per share. This opinion letter is furnished at the request of the Company so that the Registration Statement may fulfill the requirements of Item 601(b)(8) of Regulation S-K, 17 C.F.R. ss. 229.601(b)(8).

In connection with rendering the opinions expressed below, we have examined originals (or copies identified to our satisfaction as true copies of the originals) of the following documents (collectively, the “Reviewed Documents”):

(1)	the Registration Statement;

(2)	the Company’s Form of Articles of Amendment and Restatement, as filed as an exhibit to the Registration Statement (the “Amended and Restated Charter”);

(3)	the Company’s Form of Amended and Restated Bylaws, as filed as an exhibit to the Registration Statement (the “Bylaws”);

(4)	the Limited Partnership Agreement of Phillips Edison – ARC Shopping Center Operating Partnership, L.P. (the “Limited Partnership Agreement”);

(5)	the Certificate of Limited Partnership of Phillips Edison – ARC Shopping Center Operating Partnership, L.P. (the “Certificate”); and

(6)	such other documents as may have been presented to us by the Company from time to time.

In addition, we have relied upon the factual representations contained in the Company’s certificate, dated as of the date thereof, executed by a duly appointed officer of the Company, setting forth certain representations relating to the organization and proposed operation of the Company, Phillips Edison – ARC Shopping Center Operating Partnership, L.P. (the “Operating Partnership”), and their respective subsidiaries.

For purposes of our opinions, we have not made an independent investigation of the facts set forth in the documents we reviewed. We consequently have assumed that the information presented in such documents or otherwise

B-1

furnished to us accurately and completely describes all material facts relevant to our opinions. No facts have come to our attention, however, that would cause us to question the accuracy and completeness of such facts or documents in a material way. Any representation or statement in any document upon which we rely that is made “to the best of our knowledge” or otherwise similarly qualified is assumed to be correct. Any alteration of such facts may adversely affect our opinions.

In our review, we have assumed, with your consent, that all of the representations and statements of a factual nature set forth in the documents we reviewed are true and correct, and all of the obligations imposed by any such documents on the parties thereto have been and will be performed or satisfied in accordance with their terms. We have also, with respect to documents we did not prepare ourselves (or did not supervise the execution of), assumed the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made.

The opinions set forth in this letter are based on relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder by the United States Department of the Treasury (“Regulations”) (including proposed and temporary Regulations), and interpretations of the foregoing as expressed in court decisions, the legislative history, and existing administrative rulings and practices of the Internal Revenue Service (“IRS”), including its practices and policies in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling, all as of the date hereof.

In rendering these opinions, we have assumed that the transactions contemplated by the Reviewed Documents will be consummated in accordance with the terms and provisions of such documents, and that such documents accurately reflect the material facts of such transactions. In addition, the opinions are based on the assumption that the Company, the Operating Partnership, and their respective subsidiaries (if any) will each be operated in the manner described in the Amended and Restated Charter, Bylaws, the Limited Partnership Agreement, and the other organizational documents of each such entity and their subsidiaries, as the case may be, and all terms and provisions of such agreements and documents will be complied with by all parties thereto.

It should be noted that statutes, regulations, judicial decisions, and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change that is made after the date hereof in any of the foregoing bases for our opinions could affect our conclusions. Furthermore, if the facts vary from those relied upon (including any representations, warranties, covenants or assumptions upon which we have relied are inaccurate, incomplete, breached or ineffective), our opinions contained herein could be inapplicable. Moreover, the qualification and taxation of the Company as a real estate investment trust under Sections 856 through 860 of the Code (a “REIT”) depends upon its ability to meet, through actual annual operating results, distribution levels and diversity of share ownership and the various qualification tests imposed under the Code, the results of which will not be reviewed by the undersigned. Accordingly, no assurance can be given that the actual results of the operations of the Company for any one taxable year will satisfy such requirements.

Based upon and subject to the foregoing, we are of the opinion that:

(i)	the Company will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code beginning with the Company’s taxable year ending December 31, 2010, and the Company’s proposed method of operations will enable it to meet the requirements for qualification and taxation as a REIT beginning with the Company’s taxable year ending December 31, 2010;

(ii)	the Operating Partnership will be treated as a partnership, or, if there is only a single owner, a disregarded entity, and not an association or publicly traded partnership (within the meaning of Section 7704 of the Code) subject to tax as a corporation, for U.S. federal income tax purposes beginning with its first taxable year; and

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(iii)	the discussion in the Registration Statement, under the heading “Certain Material U.S. Federal Income Tax Considerations,” to the extent that it constitutes matters of federal income tax law or legal conclusions relating thereto, is correct in all material respects.

The foregoing opinions are limited to the matters specifically discussed herein, which are the only matters to which you have requested our opinions. Other than as expressly stated above, we express no opinion on any issue relating to the Company or the Operating Partnership, or to any investment therein.

For a discussion relating the law to the facts and the legal analysis underlying the opinions set forth in this letter, we incorporate by reference the discussions of federal income tax issues, which we assisted in preparing, in the discussion in the Registration Statement under the heading “Certain Material U.S. Federal Income Tax Considerations”. We assume no obligation to advise you of any changes in the foregoing subsequent to the date of this opinion letter, and we are not undertaking to update the opinion letter from time to time. You should be aware that an opinion of counsel represents only counsel’s best legal judgment, and has no binding effect or official status of any kind, and that no assurance can be given that contrary positions may not be taken by the IRS or that a court considering the issues would not hold otherwise.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement under the Securities Act of 1933, as amended (the “Act”) pursuant to Item 601(b)(8) of Regulation S-K, 17 C.F.R. ss. 229.601(b)(8), and the reference to DLA Piper LLP (US) contained in the Registration Statement. In giving this consent, we do not admit that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.

Very truly yours,

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